Statement of Cash Flows

JL Chandler Enterprises LLC.
1/1/2019-12/31/2019

Financial Statements in U.S. Dollars

Operating Activities

Net Income	4825
Net Income	4825

Financing Activities

Owners Draw	(6580)
Net Cash Provided by financing	(6580)
Cash and Cash Equivalents at beg. Of period	8578
Net Cash flows	(1755)
Cash and Cash Equivalents at end of period	6823
Net Change in cash for period	(1755)